[Jones Day Letterhead]

Direct Number: (404) 581-8573 mlhanson@jonesday.com

January 19, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Modern Media Acquisition Corp.

Confidential Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Modern Media Acquisition Corp. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933 (the “Securities Act”). The Registration Statement submitted herewith relates to a proposed initial public offering of the Company’s units, common stock and warrants.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, as its total gross revenues during its most recently completed fiscal year ended March 31, 2016 were less than $1 billion.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me.

Sincerely,

/s/ Mark Hanson

cc:	Lewis W. Dickey, Jr.

John Zamer, Esq. (via email)

Neil Simon, Esq. (via email)